Filed by Superior Energy Services, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended
Subject Company: Complete Production Services, Inc.
Commission File No: 001-32858
This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated October 9, 2011 by and among Superior Energy Services, Inc. (“Superior”), Complete Production Services, Inc. (“Complete”) and SPN Fairway Acquisition, Inc. The following is a memorandum that was sent to Superior employees.
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October 21, 2011
Message to Employees
By now you are aware of the definitive agreement we signed with Complete Production Services that will allow our companies to merge. I am incredibly excited about this opportunity that will essentially double the size of our company.
Since we signed the agreement almost two weeks ago I have been on the road visiting hundreds of Superior and Complete employees. I’ve traveled to locations throughout Texas, Louisiana and Mississippi to meet with employees and to answer questions. The feedback from both organizations has been extremely positive.
During my visits I stressed that one of the most important things we can do during the merger process is continue to communicate with employees and keep you informed of key decisions as we progress. We are currently in the process of creating the following items:
• New electronic newsletter that will be dedicated to the merger and distributed twice a month.
• Email address where employees can submit questions about the merger. Our plan is to answer as many questions as we can in the e-newsletter.
• Dedicated page on our intranet site where a library of all communication will be stored. This will allow you to read the e-newsletters and view video messages at any time.
I encourage all managers to print out the e-newsletters and post them in a common area so employees will have the opportunity to read the materials. I truly believe communication is key, and we are taking great strides to ensure you stay informed.
We hope to close this transaction as soon as the end of the year. Until then it is business as usual. We need to continue to vigorously compete with Complete every day, and it is critical that we focus on maintaining good workforce safety and continuing the fine work our customers expect.

I appreciate your support during this exciting time and I look forward to this opportunity to create a broader platform from which we can provide quality services and products to our clients.
If you would like to contact me directly with any questions or concerns, you can reach me at 281-999-0047 or dave.dunlap@superiorenergy.com.
Sincerely,
Dave
Additional Information and Where to Find It
Our company and Complete plan to file a joint proxy statement/prospectus and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING OUR COMPANY, COMPLETE AND THE PROPOSED ACQUISITION. A definitive joint proxy statement/prospectus will be sent to our security holders and Complete’s security holders seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by us and Complete with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to our company) may also be obtained for free from us by accessing our website at www.superiorenergy.com. The proxy statement/prospectus and such other documents (relating to Complete) may also be obtained for free from Complete by accessing Complete’s website at www.completeproduction.com.
Participants in the Solicitation
Our company, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from our stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed, and additional information regarding such persons is included in our proxy statement filed with the SEC on April 15, 2011.
Complete, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Complete’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the joint proxy statement/prospectus when it is filed, and additional information regarding such persons is included in Complete’s proxy statement filed with the SEC on April 18, 2011.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.